FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

April 22, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on April 22, 2008.

Item 4.

Summary of Material Change

Tournigan announced results from 11 diamond drill holes drilled in 2007 on its Kuriskova uranium deposit in Eastern Slovakia and a correction to the expiry date of its shareholder rights plan.

Item 5.

Full Description of Material Change

The Corporation reported assay results taken from the remaining 11 diamond drill holes drilled in 2007 on its Kuriskova uranium deposit in Eastern Slovakia. The results are part of Tournigan’s 10,129 metre, 30-hole 2007 infill drilling program on the deposit.

Highlights from assay results include:

Hole	From	To	Length	%U3O8
KG-J-28B	263.8	272.0	8.2	0.553
including	268.0	271.0	3.0	1.318
KG-J-28C	248.5	254.0	5.5	0.557
KG-J-31B	412.0	414.9	2.9	0.400
KG-J-28A	335.5	338.0	2.5	0.273

Assay results from all the reported drill holes are listed in Appendix A and on Tournigan’s web site at http://www.tournigan.com/i/misc/AppendixA.pdf .. A longitudinal projection showing the corresponding drill holes and assay results can be viewed at http://www.tournigan.com/i/pdf/TVC-kurisk.pdf .

"Our 2007 drilling has consistently returned high grade assay results over significant widths at Kuriskova and provides us a much clearer picture of the deposit," said Tournigan President, James Walchuck. "The data we now have enables us to begin work on the 2008 resource estimate expected in July and a preliminary assessment to be completed towards the end of the year."

Tournigan has retained SRK Consulting of Denver, CO, a world leader in mine engineering, to prepare the preliminary assessment for the Kuriskova deposit and to work with the company towards the feasibility stage.

"Investors should keep in mind that our 2007 drilling has focused on near to surface mineralization in the main zone," Walchuck added. "Our 2008 drilling will focus on the deeper, higher grade material that will be included in an additional resource estimate targeted for mid-2009."

Tournigan anticipates the mid-2008 estimate will upgrade a portion of the deposit to the indicated resource classification. Meanwhile, the company’s 9,000 metre 2008 infill drilling program at Kuriskova is on target and is expected to be completed in the fourth quarter.

Tournigan employs a rigorous QAQC program for its uranium analytical program. Core is sampled and saw split in Slovakia, where field blanks are inserted. The entire half core sample is shipped to SGS Lakefield, Ontario, for crushing and pulverization. Duplicates and certified standards are inserted blindly by a third-party independent lab prior to analysis. SGS Lakefield analyzes all samples for uranium by X-ray fluorescence (XRF). All samples are then analyzed for 50 elements by inductively coupled plasma (ICP) mass spectrometry with a four acid digest. Check assays are performed on ore grade samples by an independent lab at a minimum rate of 5%.

Joseph Ringwald P. Eng., Tournigan's VP Sustainable Development is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained herein.

Shareholder Rights Plan

The Shareholder Protection Rights Plan Agreement approved at Tournigan’s annual meeting of shareholders on March 14, 2008 (the "Plan") has been amended to correct a clerical error. The definition of "Expiration Date" in the Plan incorrectly made reference to the Plan expiring on the date immediately following the date of the 2008 annual general meeting unless terminated earlier in other circumstances provided in the Plan. The reference to the 2008 annual meeting of shareholders has been corrected to refer to Tournigan’s 2009 annual meeting of shareholders, and the amended Plan has been filed on SEDAR.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 22nd day of April, 2008.

Appendix A

KURISKOVA DEPOSIT - GEOCHEMICAL ASSAY RESULTS - MAIN ZONE

Hole	From	To	Length	%U3O8
KG-J-19A	232.6	241.0	8.4	0.328
Including	237.0	240.0	3.0	0.829
KG-J-19B	215.4	217.0	1.6	0.110
KG-J-20A	210.0	213.8	3.8	0.064
Including	213.0	213.8	0.8	0.147
KG-J-21A	313.15	327.0	13.85	0.321
Including	319.7	322.7	3.0	0.776
KG-J-21B	246.5	247.0	0.5	0.770
KG-J-21C	291.0	292.5	1.5	0.126
KG-J-21D	305.5	311.5	6.0	0.592
Including	307.0	310.0	3.0	1.083
KG-J-23A	179.0	182.0	3.0	0.155
Including	179.0	180.5	1.5	0.237
KG-J-24A	292.2	293.8	1.6	0.178
KG-J-24B	346.0	353.0	7.0	0.436
Including	346.0	346.6	0.6	0.500
Including	347.2	348.5	1.3	1.628
Including	351.5	353.0	1.5	0.412
KG-J-25A	301.5	307.2	5.7	0.880
Including	301.5	302.7	1.2	1.252
Including	306.1	307.2	1.1	2.130
KG-J-25B	268.0	268.7	0.7	0.217
KG-J-25C	317.0	325.0	8.0	0.232
KG-J-26A	263.0	266.0	3.0	0.197
KG-J-26B	219.0	220.4	1.4	0.203
KG-J-26C	193.0	194.0	1.0	0.371
KG-J-27A	286.4	287.0	0.6	0.229
KG-J-27B	352.5	354.0	1.5	0.090
KG-J-28A	335.5	338.0	2.5	0.273
KG-J-28B	263.8	272.0	8.2	0.553
including	268.0	271.0	3.0	1.318
KG-J-28C	248.5	254.0	5.5	0.557
including	252.5	254.0	1.5	1.307
KG-J-30B	588.0	592.0	4.0	0.239
KG-J-31A	382.5	385.0	2.5	0.161
KG-J-31B	412.0	414.9	2.9	0.400
KG-J-20B	No significant intersection
KG-J-22A	No significant intersection
KG-J-29A	Abandoned
KG-J-29B	Drilling continues next phase
KG-J-30A	Abandoned
KG-J-32A	Main zone pinched